October 11, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556
(925) 631-9100 ext 206

Re:	Southeast Acquisitions II, L.P.
	Schedule TO filed September 28, 2005 by MacKenzie Patterson
	Fuller, Inc. et al.
      SEC File No. 005- 81005

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

Schedule TO-T
Introduction, page 8

1. You state that tendering Unit holders will not have to pay commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker? If not, please revise your disclosure to clarify.

2. We note your disclosure that the partnership has announced that it is attempting to sell its remaining property and some of that property is under contract. Further, the general partner has indicated that one sale might close in the fourth quarter. We note your disclosure regarding the estimated net asset valuation of the partnership`s real property investments on page 9 and your disclosure that the partnership has not announced any pending offer to purchase its assets on page 10. Do you have any additional information, from the general partner, or otherwise, regarding the sale that might close in the fourth quarter? For example, do you know what of what percentage of the remaining property the property to be sold in the fourth quarter consists?

Section 13.  Conditions of the Offer, page 19

3. Two offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

4. We note your statement on page 20, regarding the conditions, that "[a]ny determination by the Purchasers concerning the events described above will be final and binding upon all parties."
Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Closing Comments

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

      						Very truly yours,



							Celeste M. Murphy
							Special Counsel
							Office of Mergers
							and Acquisitions